April 30, 2009

VIA EDGAR

Michelle C. Roberts, Esq.
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Mail Stop 4644
Washington, DC 20549-4644

Re:	Kansas City Life Variable Annuity Separate Account File Nos. 333-52290; 333-98805; and 33-89984

Dear Ms. Roberts:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Annuity Separate Account (the “Account”), we are providing the Company’s responses to your comments given to Pamela Ellis during your telephone conversations with her on April 8, 2009 and April 24, 2009 with regard to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for File No. 333-52290; Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 for File No. 333-98805; and Post-Effective Amendment No. 18 to the Registration Statement on Form N-4 for File No. 33-89984 (collectively, the “Registration Statements”).

The Company filed post-effective amendments to each of the Registration Statements pursuant to Rule 485(b) under the Securities Act of 1933 on April 30, 2009 (the “Amendments”).  Each Amendment includes revisions that were made in response to your comments to the prospectus and Part C.  Each Amendment also includes financial statements and certain exhibits not previously included in the Registration Statements.  For your convenience, we have attached marked pages of each Amendment that show the revisions made in response to your comments.

Set forth below are your comments on the Registration Statements (the comments on each Registration Statement were identical).  The Company’s response follows each comment.

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1.      Definitions – Valuation Day.  Please clarify in the definition of Valuation Day that payments will be valued each day the New York Stock Exchange will be open for business or disclose the days on which Kansas City Life will not be open for business.

The definition of Valuation Day has been revised so that it now reads as follows:

Each day the New York Stock Exchange is open for business.  Currently, the New York Stock Exchange is closed on the following holidays:  New Year’s Day, Martin Luther King Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.  The New York Stock Exchange and Kansas City Life recognize holidays that fall on Saturday on the previous Friday.  Kansas City Life will recognize holidays that fall on a Sunday on the following Monday.

2.      Definitions – Written Notice/Written Request.  Please add the phrase “as described in this prospectus” after the phrase “under certain circumstances.”

The definition of Written Notice/Written Request has been revised so that it now reads as follows:

A Written Notice or Written Request in a form satisfactory to us that is signed by the Owner and received at the Home Office.  Under certain circumstances as described in this prospectus, Written Notice/Written Request may be satisfied by telephone, facsimile, electronic mail, and Internet.

3.      Charges and Deductions – Transfer Processing Fee.  Delete “or telephone request” from the second sentence of the transfer processing fee disclosure because Written Request now includes telephone transfers.

The Company has deleted “or telephone request.”

4.      Part C, Item 24(b)(8) --  File the final participation agreements and not the “forms of” participation agreements.

The Company has filed the final participation agreements.

5.      Representations --

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, the registrant should furnish a letter acknowledging that:

• the effectiveness of the filing does not foreclose the Commission from taking any action with respect to the filing;

• the actions of the Commission or its staff does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the registrant may not assert the actions of the Commission or the staff in providing comments on disclosure as defenses in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Company will provide “Tandy” representations by separate letter to the Commission.

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We hope you find these responses satisfactory.  If you have any questions or further comments, please call me at 202.383.0590 or Pamela Ellis at 202.383.0566.

Sincerely,

                                        /s/ W. Thomas Conner

W. Thomas Conner

Attachments

cc:           Marc Bensing
Pamela Ellis

Subaccount	The divisions of the Variable Account. The assets of each Subaccount are invested in a Portfolio of a designated Fund.

Valuation Day
Each day  ~~on which both~~ the New York Stock Exchange is open for business.  Currently, the New York Stock Exchange is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The New York Stock Exchange and Kansas City Life recognize holidays that fall on a Saturday on the previous Friday.  Kansas City Life will recognize holidays that fall on a Sunday on the following Monday.~~are open for business.~~

Valuation Period
The interval of time beginning at the close of normal trading on the New York Stock Exchange on one Valuation Day and ending at the close of normal trading on the New York Stock Exchange on the next Valuation Day.  Currently, the close of normal trading is 3:00 P.M. Central Time.  The term "Valuation Period" is used in this Prospectus to specify, among other things, when a transaction order or request is deemed to be received by us at our Variable Administration office.

Variable Account Value	The Variable Account Value is equal to the sum of all Subaccount values of a Contract.

Written Notice/Written Request
A Written Notice or Written Request in a form satisfactory to us that is signed by the Owner and received at the Home Office.  Under certain circumstances as described in this Prospectus , Written Notice/Written Request may be satisfied by telephone, facsimile, electronic mail, and Internet.

TRANSFER PROCESSING FEE

The first six transfers during each Contract Year are free. We will assess a transfer processing fee of $25 for each additional transfer during such Contract Year.  For the purpose of assessing the fee, we will consider each Written Request  ~~or telephone request~~ for a transfer to be one transfer, regardless of the number of accounts affected by the transfer.  We will deduct the transfer processing fee from the amount being transferred or from the remaining Contract Value, according to your instructions.